Euramax International, Inc.

5445 Triangle Parkway, Suite 350

Norcross, Georgia 30092

(770) 449-7066

December 22, 2011

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:                             Euramax International, Inc.

Registration Statement on Form S-4

File No. 333-176561

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Euramax International, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2011 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. E.T. on December 22, 2011, or as soon thereafter as it is practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

EURAMAX INTERNATIONAL, INC.

By:	/s/ R. Scott Vansant
	Name:	R. Scott Vansant
	Title:	Vice President and Chief Financial Officer

cc:                     Era Anagnosti, Securities and Exchange Commission

Michael A. Levitt, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP